Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 12 JANUARY 7, 2020
GRIFFIN CAPITAL ESSENTIAL ASSET REIT
SUPPLEMENT NO. 12 DATED JANUARY 7, 2020
TO THE PROSPECTUS DATED JUNE 17, 2019
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc. dated June 17, 2019 and Supplement No. 11 dated December 27, 2019, which amended and superseded all prior supplements. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the daily net asset value, or “NAV”, per share, as determined in accordance with our valuation procedures, for each business day from December 1, 2019 through December 31, 2019, for each of our classes of common stock.
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from December 1, 2019 through December 31, 2019. Our NAV per share during the month of December 2019 was impacted by a change in the estimated value of our joint venture with an affiliate of Digital Realty Trust, Inc., which consists of a data storage facility located in Ashburn, Virginia. The value of the joint venture was affected by an indication from the property’s primary tenant that it does not intend to renew its lease upon expiration, as well as lower market rent estimates due to what we believe to be a transitory supply/demand imbalance for data storage space in the Ashburn market. As a result of the revised estimated value of the joint venture, our NAV per share was negatively affected by $0.24 per share as of December 6, 2019. We believe that the change in the estimated value of the joint venture reflects our commitment to a transparent and conservative approach to valuing our investments. Further, we believe that future growth in the value of the joint venture is possible as a result of its attractive location combined with a secular need for greater data storage space.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Class E
December 1-2, 2019	$9.68	$9.67	$9.66	$9.66	$9.54	$9.54	$9.54	$9.58
December 3, 2019	$9.68	$9.67	$9.66	$9.66	$9.55	$9.55	$9.54	$9.58
December 4, 2019	$9.67	$9.66	$9.65	$9.65	$9.54	$9.54	$9.53	$9.57
December 5, 2019	$9.68	$9.67	$9.66	$9.66	$9.54	$9.54	$9.54	$9.58
December 6-8, 2019	$9.44	$9.43	$9.42	$9.42	$9.31	$9.31	$9.30	$9.34
December 9-11, 2019	$9.44	$9.44	$9.43	$9.43	$9.31	$9.31	$9.31	$9.35
December 12, 2019	$9.44	$9.43	$9.42	$9.42	$9.31	$9.31	$9.31	$9.34
December 13-15, 2019	$9.45	$9.44	$9.43	$9.43	$9.32	$9.32	$9.32	$9.35
December 16, 2019	$9.44	$9.44	$9.43	$9.43	$9.31	$9.31	$9.31	$9.35
December 17, 2019	$9.45	$9.45	$9.43	$9.43	$9.32	$9.32	$9.32	$9.35
December 18-19, 2019	$9.45	$9.44	$9.43	$9.43	$9.32	$9.32	$9.31	$9.35
December 20-22, 2019	$9.45	$9.44	$9.43	$9.43	$9.31	$9.31	$9.31	$9.35
December 23-25, 2019	$9.44	$9.43	$9.42	$9.42	$9.30	$9.30	$9.30	$9.34
December 26, 2019	$9.43	$9.42	$9.41	$9.41	$9.29	$9.30	$9.29	$9.33
December 27-29, 2019	$9.43	$9.42	$9.41	$9.41	$9.29	$9.29	$9.29	$9.33
December 30, 2019	$9.42	$9.41	$9.40	$9.40	$9.28	$9.29	$9.28	$9.32
December 31, 2019	$9.44	$9.43	$9.42	$9.42	$9.30	$9.30	$9.30	$9.34
On any business day, our share sales are made based on the day’s applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website, www.gcear.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.